Exhibit 99.1

Gerdau Ameristeel Announces 2005 Results

TAMPA, FL, February 8, 2006 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA.TO) today reported net income of $295.5 million, or $0.97 per share fully diluted, on net sales of $3.9 billion for the full year ended December 31, 2005, compared to a net income of $337.7 million, or $1.45 per share fully diluted, on net sales of $3.0 billion for the full year ended December 31, 2004. For the December quarter of 2005, Gerdau Ameristeel reported net income of $80.4 million, or $0.26 per share fully diluted, on net sales of $934.2 million, compared to a net income of $66.4 million, or $0.23 per share fully diluted, on net sales of $849.2 million for the same quarter last year. EBITDA for the December quarter of 2005 was $157.3 million and $620.9 million for the full year ended December 31, 2005, compared to EBITDA for the December quarter of last year of $130.9 million and $527.3 million for the full year ended December 31, 2004. Included in the 2004 results was the recognition of certain net operating losses related to the U.S. operations that resulted in a $48.6 million reduction of tax expense. This provided a contribution to earnings of $0.21 per diluted share for the year ended December 31, 2004.

Included in Selling, General and Administrative expense for the December quarter of 2005 and for the year ended December 31, 2005 is non-cash pretax expense of $4.8 million and $4.1 million, respectively, to mark to market outstanding stock appreciation rights and for expenses associated with other executive compensation agreements compared to a non-cash pretax expense of $12.5 million and $21.8 million for the quarter and the year ended December 31, 2004.

On May 26, 2005, Gerdau Ameristeel ceased operations at its Beaumont, Texas mill in order to encourage the resolution of a new labor agreement. Direct fixed costs associated with the labor disruption for the three months and year ended December 31, 2005 are approximately $4 million and $14 million, respectively. A final contract has not been concluded with the union representatives, but on December 12, 2005, the mill started to resume normal operations.

On October 31, 2005, the Company amended its Senior Secured Credit Facility, increasing the Facility from $350 million to $650 million, extending the term to October 31, 2010 and lowering interest rates.

On February 7, 2006, the Board of Directors approved a quarterly cash dividend of $0.02 (two US$ cents) per common share, payable March 9, 2006 to shareholders of record at the close of business on February 22, 2006. In addition to the regular quarterly dividend, the Board of Directors also approved a special dividend of $0.22 per share on the same payment and record date.

On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product minimills and four downstream facilities, which are referred to as North Star Steel, from Cargill Incorporated. Consistent with purchase accounting requirements, the finished steel inventories were written up to market value. $24.0 million of the write-up was charged to cost of goods sold in the December 2004 quarter and the remaining $4.5 million of the write-up was charged to cost of goods sold in the first quarter of 2005. When comparing the 2005 results of the Company to 2004, it should be noted that the quarter and twelve months ended December 31, 2005 include the results of the acquired minimills and downstream facilities and the comparative 2004 results only include the North Star Steel operations subsequent to the acquisition date.

The following table summarizes Gerdau Ameristeel’s results for the fourth quarter of 2005 compared to the results for the fourth quarter of 2004. All financial results are presented in accordance with United States generally accepted accounting principles (GAAP).

	For the Quarter Ended
	December 31, 2005	December 31, 2004
Income Statement ($000’s except EPS)
Net sales	$934,243	$849,244
Operating income	104,747	74,320
Net income	80,392	66,412
EBITDA	157,300	130,853
EPS - Basic	$0.26	$0.23
EPS - Diluted	$0.26	$0.23
Average shares outstanding (000’s) (note 1)	304,427	284,079

	December 31, 2005	December 31, 2004
Balance Sheet ($000’s except share price)
Cash and cash equivalents	$414,259	$88,132
Working capital	701,320	767,447
Total debt	530,345	523,977
Book value	1,584,019	1,364,764
Market capitalization	1,717,219	2,055,230
Share price (note 2)	$5.64	$6.76

Notes:	(1)	On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company sold and issued common shares to its majority shareholder, Gerdau S.A. On October 15, 2004, the Company issued 70,000,000 common shares including 35,000,000 that were sold and issued to its majority shareholder, Gerdau S.A., and on November 18, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000.
	(2)	Share price is the closing price on the New York Stock Exchange on December 31, 2005, and December 31, 2004, respectively.

Excluding joint ventures, the Company shipped 1.5 million tons of finished steel in the three months ended December 31, 2005, an increase of 14.1% over the fourth quarter of 2004. Average mill prices decreased $9 per ton, or 1.7%, compared to the fourth quarter in 2004. Scrap raw material costs decreased $30 per ton, or 13.9%, compared to the fourth quarter of 2004. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $21 per ton, or 6.2%, compared to the fourth quarter last year. Mill manufacturing costs were $249 per ton in the fourth quarter of 2005 compared to $241 per ton in the fourth quarter of 2004 reflecting higher energy and other raw material prices and the stronger Canadian dollar. Fabricated steel prices increased $30 per ton compared to the fourth quarter of the prior year.

The following table summarizes Gerdau Ameristeel’s results for the year ended December 31, 2005 compared to the results for the year ended December 31, 2004. All financial results are presented in accordance with United States generally accepted accounting principles (GAAP).

	For the Year Ended
	December 31, 2005	December 31, 2004
Income Statement ($000’s except EPS)
Net sales	$3,897,143	$3,009,854
Operating income	400,505	373,276
Net income	295,497	337,669
EBITDA	620,922	527,267
EPS - Basic	$0.97	$1.46
EPS - Diluted	$0.97	$1.45
Average shares outstanding (000’s) (note 1)	304,277	232,048

Notes:	(1)	On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company sold and issued common shares to its majority shareholder, Gerdau S.A. On October 15, 2004, the Company issued 70,000,000 common shares including 35,000,000 that were sold and issued to its majority shareholder, Gerdau S.A., and on November 18, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000.

Excluding joint ventures, the Company shipped 6.3 million tons of finished steel for the year ended December 31, 2005, an increase of 21.4% over the prior year. Average mill prices increased $32 per ton, or 6.4%, compared to the year ended December 31, 2004. Scrap raw material costs decreased $11 per ton, or 5.8%, compared to the year ended December 31, 2004. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $43 per ton, or 14.1%, compared to the previous year. Mill manufacturing costs were $239 per ton for the year ended December 31, 2005 compared to $211 per ton for the same period in the prior year. Fabricated steel prices increased $104 per ton compared to the year ended December 31, 2004.

Joint Venture Results (50% Share Owned by Gerdau Ameristeel)

The following table summarizes the results of the Company’s 50% owned joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture with Dofasco Inc.

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004

Tons Shipped	202,859	187,136	764,379	757,509

Operating Income ($ 000)	23,125	39,600	91,091	141,765
Net Income ($ 000)	23,054	41,145	91,201	141,474
EBITDA ($ 000)	27,607	42,410	102,694	151,839

	$/Ton	$/Ton	$/Ton	$/Ton

Average Selling Price	543.49	690.06	549.48	588.92
Scrap Charged	232.25	223.43	241.64	194.06

Metal Spread	311.24	466.63	307.84	394.86

Operating Income	114.00	211.61	119.17	187.15
EBITDA	136.09	226.63	134.35	200.45

Gallatin contributed operating income of $23.1 million in the fourth quarter of 2005, lower than the excellent results of $39.6 million reported in the fourth quarter of 2004. The decline in operating income was primarily the result of significantly lower average selling prices, although shipments and production for the quarter were very strong.

For the three months ended December 31, 2005, Gerdau Ameristeel’s consolidated operating income was $104.7 million and the operating income of the joint ventures was $23.1 million. Based on 1.7 million tons of finished steel shipped, the composite operating income was $77 per ton for the fourth quarter of 2005. For the three months ended December 31, 2004, Gerdau Ameristeel’s consolidated operating income was $74.3 million and the operating income of the joint ventures was $39.6 million. Based on 1.5 million tons of finished steel shipped, the composite operating income was $78 per ton for the fourth quarter of 2004.

For the year ended December 31, 2005, Gerdau Ameristeel’s consolidated operating income was $400.5 million and the operating income of the joint ventures was $91.1 million. Based on 7.1 million tons of finished steel shipped, the composite operating income was $70 per ton for the year ended December 31, 2005. For the year ended December 31, 2004, Gerdau Ameristeel’s consolidated operating income was $373.3 million and the operating income of the joint ventures was $141.8 million. Based on 5.9 million tons of finished steel shipped, the composite operating income was $87 per ton for the year ended December 31, 2004.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:

“The overall supply and demand picture for our steel products appears reasonably well balanced as we enter 2006, and we expect to see our normal seasonal strengthening of demand as we approach springtime. This should help support good metal spreads. Importantly, our fabricated rebar backlog is strong in terms of price and volume, and our Gallatin joint venture is fully booked through most of the first quarter. Even with the challenges that our Company and the industry face, we believe our organization is fully prepared to optimize this favorable environment through relentless execution of our core values and business strategies.  One key focus is to continue building on the significant mill productivity gains we achieved in 2005.  With our investments in capital improvements (including a budgeted amount of $200-$230 million in 2006), we expect to continue enhancing productivity gains and are excited about the prospects for the operating side of our business in 2006. Overall we see the potential to build off of our solid 2005 results, although we still recognize that we work in a cyclical and changing sector with limited forward visibility.  With safety at the forefront, we endeavor to maintain an exceptional human resource base, an unparalleled operating and technical knowledge platform, and a strong balance sheet with the flexibility to benefit from a wide range of potential economic scenarios.”

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures. Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; the substantial capital investment and maintenance expenditures required in the Company’s business; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; and the loss of key employees.

Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its fourth quarter conference call on Wednesday, February 8, 2006, at 2:30pm EDT. The call will be hosted by Mario Longhi, President and CEO and Tom Landa, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com. Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50%-owned minimill), 16 scrap recycling facilities and 42 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (or “OEMs”) for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income is shown below:

	For the Three Months Ended
	December 31, 2005	December 31, 2004
($000s)
Net income	$80,392	$66,412
Income tax expense	35,348	36,589
Interest and other expense on debt	11,730	10,863
Depreciation and amortization	27,884	22,709
Earnings from joint ventures	(23,054)	(41,145)
Cash distribution from joint ventures	25,000	35,425
EBITDA	$157,300	$130,853

	For the Year Ended
	December 31, 2005	December 31, 2004
($000s)
Net income	$295,497	$337,669
Income tax expense	144,687	110,077
Interest and other expense on debt	50,420	56,330
Depreciation and amortization	105,691	81,862
Earnings from joint ventures	(91,201)	(141,474)
Cash distribution from joint ventures	115,828	82,803
EBITDA	$620,922	$527,267

For more information please contact:

Mario Longhi	Tom J. Landa
President and Chief Executive Officer	Vice President and Chief Financial Officer
Gerdau Ameristeel	Gerdau Ameristeel
(813) 207-2346	(813) 207-2300
mlonghi@gerdauameristeel.com	tlanda@gerdauameristeel.com

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

THE INFORMATION IN THIS TABLE EXCLUDES JOINT VENTURES

	For the Three Months Ended
	December 31, 2005		December 31, 2004

Production	Tons		Tons
Melt Shops	1,483,578		1,458,274
Rolling Mills	1,486,464		1,388,816

Finished Steel Shipments	Tons	%	Tons	%
Rebar	329,136	22.7	284,016	22.3
Merchant / Special Sections	723,749	49.8	600,084	47.1
Rod	152,115	10.5	196,968	15.5
Fabricated Steel	247,114	17.0	192,030	15.1
Total Shipments	1,452,114	100.0	1,273,098	100.0

Selling Prices	$/Ton		$/Ton
Mill external shipments	541.94		551.08
Fabricated steel shipments	723.70		694.14

Scrap Charged	185.54		215.50

Metal Spread (selling price less scrap)
Mill external shipments	356.40		335.58
Fabricated steel shipments	538.16		478.64

Mill manufacturing cost	248.50		240.75

Operating Income	72.13		58.38

EBITDA	108.32		102.78

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

THE INFORMATION IN THIS TABLE EXCLUDES JOINT VENTURES

	For the Year Ended
	December 31, 2005		December 31, 2004

Production	Tons		Tons
Melt Shops	6,124,075		5,550,625
Rolling Mills	6,016,155		5,245,360

Finished Steel Shipments	Tons	%	Tons	%
Rebar	1,473,216	23.4	1,322,826	25.5
Merchant / Special Sections	3,054,154	48.6	2,312,704	44.7
Rod	702,970	11.2	786,662	15.2
Fabricated Steel	1,057,133	16.8	755,818	14.6
Total Shipments	6,287,473	100.0	5,178,010	100.0

Selling Prices	$/Ton		$/Ton
Mill external shipments	523.44		491.77
Fabricated steel shipments	705.42		601.07

Scrap Charged	178.28		189.34

Metal Spread (selling price less scrap)
Mill external shipments	345.16		302.43
Fabricated steel shipments	527.14		411.73

Mill manufacturing cost	239.38		210.62

Operating Income	63.70		72.09

EBITDA	98.76		101.83

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
($ in thousands)

	December 31,	December 31,
	2005	2004
ASSETS
Current Assets
Cash and cash equivalents	$414,259	$88,132
Restricted cash and cash equivalents	473	465
Accounts receivable, net	344,758	360,379
Inventories	745,165	853,155
Deferred tax assets	23,212	8,754
Other current assets	23,236	31,698
Total Current Assets	1,551,103	1,342,583

Investments	153,439	177,795
Property, Plant and Equipment	955,601	919,862
Goodwill	122,716	122,716
Deferred Financing Costs	14,451	13,616
Deferred Tax Assets	23,424	8,234
Other Assets	8,717	7,725

TOTAL ASSETS	$2,829,451	$2,592,531

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable	$285,019	$295,001
Accrued salaries, wages and employee benefits	66,744	59,318
Accrued interest	21,003	21,071
Other current liabilities	61,271	54,715
Acquisition liability	-	51,790
Current portion of long-term borrowings	1,014	4,644
Total Current Liabilities	435,051	486,539
Long-term Borrowings, Less Current Portion	432,737	432,823
Convertible Debentures	96,594	86,510
Accrued Benefit Obligations	147,167	114,792
Other Liabilities	65,246	68,325
Deferred Tax Liabilities	68,637	38,778
TOTAL LIABILITIES	1,245,432	1,227,767

Shareholders' Equity
Capital stock	1,010,341	1,008,511
Retained earnings	540,415	311,853
Accumulated other comprehensive income	33,263	44,400
TOTAL SHAREHOLDERS' EQUITY	1,584,019	1,364,764

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,829,451	$2,592,531

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
($ in thousands, except earnings per share data)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004

NET SALES	$934,243	$849,244	$3,897,143	$3,009,854

OPERATING EXPENSES
Cost of sales	765,190	714,959	3,253,865	2,450,945
Selling and administrative	32,783	38,840	125,558	109,384
Depreciation	27,167	22,034	103,035	79,311
Other operating expense (income)	4,356	(909)	14,180	(3,062)
	829,496	774,924	3,496,638	2,636,578

INCOME FROM OPERATIONS	104,747	74,320	400,505	373,276

EARNINGS FROM JOINT VENTURES	23,054	41,145	91,201	141,474

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	127,801	115,465	491,706	514,750

OTHER EXPENSES
Interest, net	11,730	10,863	50,420	56,330
Foreign exchange (gain) loss	(386)	926	(1,554)	8,123
Amortization of deferred financing costs	717	675	2,656	2,551
	12,061	12,464	51,522	67,004

INCOME BEFORE INCOME TAXES	115,740	103,001	440,184	447,746

INCOME TAX EXPENSE	35,348	36,589	144,687	110,077
NET INCOME	$80,392	$66,412	$295,497	$337,669
EARNINGS PER COMMON SHARE - BASIC	$0.26	$0.23	$0.97	$1.46
EARNINGS PER COMMON SHARE - DILUTED	$0.26	$0.23	$0.97	$1.45

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)

	Year Ended
	December 31,	December 31,
	2005	2004
OPERATING ACTIVITIES
Net income	$295,497	$337,669
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	103,035	79,311
Amortization	2,656	2,551
Deferred income taxes	17,256	7,463
Loss on disposition of property, plant and equipment	3,328	-
Income from joint ventures	(91,201)	(141,474)
Distributions from joint ventures	115,828	82,803

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	18,898	(13,355)
Inventories	113,056	(278,679)
Other assets	(1,284)	(9,531)
Liabilities	1,337	58,222
NET CASH PROVIDED BY OPERATING ACTIVITIES	578,406	124,980

INVESTING ACTIVITIES
Additions to property, plant and equipment	(135,864)	(82,149)
Proceeds received from disposition of property, plant and equipment	6,444
Acquisitions	(49,654)	(298,422)
Sales of short-term investments	140,950	60,051
Purchases of short-term investments	(140,950)	(60,051)
NET CASH USED IN INVESTING ACTIVITIES	(179,074)	(380,571)

FINANCING ACTIVITIES
Proceeds from issuance of new debt	-	25,000
Payments on term loans	(4,392)	(25,664)
Senior Secured Credit Facility borrowings	-	82,788
Senior Secured Credit Facility payments	-	(212,754)
Additions to deferred financing costs	(3,441)	-
Cash dividends	(66,935)	-
Changes in restricted cash	(8)	(465)
Proceeds from issuance of employee stock option purchases	1,830	707
Proceeds from the issuance of common stock	-	460,203
NET CASH USED IN FINANCING ACTIVITIES	(72,946)	329,815
Effect of exchange rate changes on cash and cash equivalents	(259)	3,958

INCREASE IN CASH AND CASH EQUIVALENTS	326,127	78,182

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	88,132	9,950

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$414,259	$88,132